Schedule 13G
CUSIP No. 08771Y303
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Better Choice Company Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

08771Y303
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 08771Y303

1.	Name of Reporting Person: Edward J. Brown, Jr. I.R.S Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 4,127,397
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 4,127,397
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,127,397
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable
11.	Percent of Class Represented by Amount in Row (9):
14%*
* The Percentage is calculated based upon total outstanding shares of 29,405,529 as of November 8, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 10, 2022.

12.	Type of Reporting Persons (See Instructions): IN

Schedule 13G
CUSIP No. 08771Y303
Item 1. (a)    Name of Issuer:
Better Choice Company Inc.
Item 1. (b)        Address of Issuer's Principal Executive Offices:
12400 Race Track Road, Tampa, Florida 33626
Item 2. (a)    Name of Person Filing:
Edward J. Brown, Jr.
Item 2. (b)    Address of Principal Business Office or, if none, Residence:
721 South Parker Street, Suite 140
Orange, CA 92868
Item 2. (c)    Citizenship:
United States of America
Item 2. (d)    Title of Class of Securities:
Common Stock
Item 2. (e)    CUSIP Number:
08771Y303
Item 3.        If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a -8);
(e)☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a -3);
(j)☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)☐ Group, in accordance with §240.13d -1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.        Ownership
(a) Amount Beneficially Owned (describe): Reflects 2,336,477 shares of Common Stock of the Issuer held indirectly by the Reporting Person through the Edward J. Brown, Jr. Trust dated April 12, 2001 (the "Trust"), of which the Reporting Person is the sole trustee; and 1,790,920 shares of Common Stock of the Issuer that are issuable within 60 days of December 31, 2022 upon the exercise of warrants held indirectly by the Reporting Person as trustee of the Trust.
The information required by Items 4(b) - (c) is set forth in rows 5 through 11 of the cover page hereto and is incorporated herein by reference.
Item 5.        Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.        Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable
Item 8.        Identification and Classification of Members of the Group
Not Applicable

Schedule 13G
CUSIP No. 08771Y303
Item 9.        Notice of Dissolution of Group
Not Applicable
Item 10.        Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Schedule 13G
CUSIP No. 08771Y303
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:    /s/ Edward J. Brown, Jr.
Name:    Edward J. Brown, Jr.
Date:    February 14, 2023